Via Facsimile and U.S. Mail
Mail Stop 6010

December 22, 2006

John P. Longenecker, Ph.D.
President and Chief Executive Officer
Favrille, Inc.
10445 Pacific Center Court,
San Diego, CA 92121

> **Re: Favrille, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 0-51134**

Dear Dr. Longenecker:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 42

1.   Please provide us in a disclosure-type format, proposed revised disclosure that shows how accurate your estimates of clinical trial accruals have been by quantifying the change in estimate for each period presented and to what extent your estimate is reasonably likely to change in the future by quantifying the amount of the reasonably likely change in the accrual as shown in the latest balance sheet presented.

Financial Statements

Statements of Operations, page 53

2.   The inclusion of pro forma earning per share information that reflects the
        conversion of preferred stock into common stock in periodic reports after the
        consummation of an initial public offering is prohibited. Please represent to us
        that you will remove your pro forma earning per share presentation and disclosure
        from your upcoming 2006 Form 10-K and future periodic reports.

Form 10-Q for the quarter ended September 30, 2006

Exhibits 32: Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

3.   Please represent to us that in future periodic report filings you will provide the
        wording of the certifications exactly as presented in Item 601(b)(31) of
        Regulation S-K. In this regard, your most recent certifications appear to contain
        the following variations from the requirement:

        • You indicate the title of the certifying officer and the name of your company
          in the opening sentence; and
        • You include the adjective "quarterly" and do not name your company in the
          first paragraph.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit a letter that keys your responses to our
comments and provides the requested information. Detailed letters greatly facilitate our
review. Please submit your letter to us via EDGAR under the form type label
CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

John P. Longenecker
Favrille, Inc.
December 22, 2006
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant